Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization

F5 Networks Australia Pty. Ltd.	Australia
F5 Networks SARL	France
F5 Networks GmbH	Germany
F5 Networks Hong Kong Ltd.	Hong Kong
F5 Networks SRL	Italy
F5 Networks Japan K.K.	Japan
F5 Networks Korea Ltd.	Korea
F5 Networks Benelux B.V.	Netherlands
F5 Networks New Zealand Ltd.	New Zealand
F5 Networks Singapore Pte. Ltd.	Singapore
F5 Networks Iberia SL	Spain
F5 Networks Ltd.	United Kingdom
F5 RO, Inc.	Washington, U.S.A.
MagniFire Websystems, Inc.	Delaware, U.S.A.
Swan Labs Corporation	California, U.S.A.
Acopia Networks, Inc.	Delaware, U.S.A.

The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.